UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Mobile-health Network Solutions

2 Venture Drive, #07-06/07 Vision Exchange

Singapore 608526

+65 6222 5223

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Unless otherwise defined herein, capitalized terms used in this Form 6-K shall have the meanings ascribed to them in the current report on Form 6-K of Mobile-health Network Solutions (the “Company”) filed with the Securities and Exchange Commission on May 5, 2025 (the “May 2025 Form 6-K”).

Entry into a Material Definitive Agreement.

As previously disclosed on the May 2025 Form 6-K, (a) on April 4, 2025, the Company and Indopacific Health Investment Corporation Pte. Ltd. (“Indopacific”) executed a non-binding term sheet (“Term Sheet”) for the acquisition of Indopacific through a share exchange; and (b) to effect the Interim Financing contemplated under the Term Sheet, the Company entered into a securities purchase agreement with Indopacific and Natali Ardianto on May 2, 2025, pursuant to which the Company has issued and sold an aggregate of 112,423 class A ordinary shares for $200,000.

As part of the same series of transactions contemplated under the Term Sheet, on September 10, 2025, the Company and Indopacific entered into an additional securities purchase agreement (the “Second SPA”), pursuant to which the Company agreed to issue and sell an aggregate of 500,000 class A ordinary shares (the “Consideration Shares”), valued at $1.80 per share, for $900,000.

Pursuant to the Second SPA, 50% of the Consideration Shares will be subject to a 180 days lock-up period, and the remaining 50% of the Consideration Shares will be subject to a 360 days lock-up period.

The closing of the sale and purchase of the Consideration Shares is conditioned upon, among other things, the Consideration Shares having been approved and designated for quotation or listed on the Nasdaq Capital Market. The Second SPA contained customary representations and warranties of the Company and Indopacific.

The foregoing description of the Second SPA does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a copy of which is filed as Exhibit 10.1 hereto.

As of the date of this report, the parties have not yet entered into a definitive agreement for the Share Exchange. The Company will make a further announcement once a definitive agreement has been executed.

Unregistered Sales of Equity Securities.

The information contained under “Entry into a Material Definitive Agreement “of this Report on Form 6-K in relation to the Consideration Shares is incorporated herein by reference.

The Consideration Shares are not being registered under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws. The Consideration Shares will be issued in reliance on the exemptions from registration provided by Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder. .

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, statements regarding the ability to successfully execute on the plans and undertakings contemplated in the agreements discussed in this report.

Additional forward-looking statements can be identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the SEC from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.manadr.com/sec-filings. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

Financial Statements and Exhibits.

(d) Exhibits:

Number	Description
10.1	Securities Purchase Agreement dated September 10, 2025

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mobile-health Network Solutions

Date: September 11, 2025	By:	/s/ Siaw Tung Yeng
	Name:	Siaw Tung Yeng
	Title:	Co-Chief Executive Officer

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